UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

YY Inc.
(Name of Issuer)

Class A common shares, par value $0.00001 per share1
(Title of Class of Securities)

G9887Y107
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Class A common shares, par value $0.00001 per share, are represented by American Depositary Shares.  Each American Depositary Share represents 20 Class A common shares.

CUSIP No	G9887Y107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Six YY Holdings

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

76,710,648

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

76,710,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,710,648

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	G9887Y107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Six Parent Holdings

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

76,710,648

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

76,710,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,710,648

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	G9887Y107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

76,710,648

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

76,710,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,710,648

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	G9887Y107

Item 1.	(a).	Name of Issuer:

YY Inc.

(b).	Address of Issuer's Principal Executive Offices:

Building 3-08, Yangcheng Creative Industry Zone No. 309 Huangpu Avenue Middle Tianhe District, Guangzhou 510655 People's Republic of China

Item 2.	(a).	Name of Person Filing:

Tiger Global Six YY Holdings Tiger Global Six Parent Holdings Charles P. Coleman III

(b).	Address of Principal Business Office, or if None, Residence:

Tiger Global Six YY Holdings
Tiger Global Six Parent Holdings
TwentySeven Cybercity
Ebene, Mauritius

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Ave
48th Floor
New York, New York 10178

(c).	Citizenship:

Tiger Global Six YY Holdings – Mauritius private company Tiger Global Six Parent Holdings – Mauritius private company Charles P. Coleman III – United States citizen

(d).	Title of Class of Securities:

Class A common shares, par value $0.00001 per share

(e).	CUSIP Number:

G9887Y107

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

76,710,648 shares deemed beneficially owned by Tiger Global Six YY Holdings
76,710,648 shares deemed beneficially owned by Tiger Global Six Parent Holdings
76,710,648 shares deemed beneficially owned by Charles P. Coleman III

(b)	Percent of class:

42.8% deemed beneficially owned by Tiger Global Six YY Holdings 42.8% deemed beneficially owned by Tiger Global Six Parent Holdings 42.8% deemed beneficially owned by Charles P. Coleman III

(c)	Number of shares as to which Tiger Global Six YY Holdings has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	76,710,648	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	76,710,648	.

	Number of shares as to which Tiger Global Six Parent Holdings has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	76,710,648	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	76,710,648	.

Number of shares as to which Charles P. Coleman III has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	76,710,648	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	76,710,648	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this schedule 13G are owned by advisory clients of Tiger Global Management, LLC, none of which, other than the reporting persons listed herein, owns more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

Tiger Global Six YY Holdings	/s/ Moussa Taujoo Signature Moussa Taujoo Director

Tiger Global Six Parent Holdings	/s/ Moussa Taujoo Signature Moussa Taujoo Director

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2013 relating to the Class A common shares, par value $0.00001 per share, of YY Inc. shall be filed on behalf of the undersigned.

Date: February 14, 2013

Tiger Global Six YY Holdings	/s/ Moussa Taujoo Signature Moussa Taujoo Director

Tiger Global Six Parent Holdings	/s/ Moussa Taujoo Signature Moussa Taujoo Director

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

SK 03559 0004 1358410